Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Letter to the editor of the San Francisco Chronicle

Verizon deal gives consumers choices

Editor—Clearly, David Lazarus hasn’t been paying attention (“Verizon reduces choices,” Lazarus at Large, Feb. 15) when he suggests that Verizon’s planned acquisition of MCI would be bad for consumers.

Communications choices continue to proliferate as technology evolves and competitors vie for a market once controlled by Ma Bell, the old AT&T. Millions of Americans who once relied exclusively on traditional phones today use wireless phones for local and long-distance calls. Cable companies offer voice service. Internet telephony startups like Vonage are growing fast. Wi-Fi and wireless broadband provide alternatives to traditional hard-wired Internet access. The monopoly days of traditional telephone service are gone and an additional layer of regulation will only slow down innovation and drive up costs for everyone.

Meanwhile, companies like Verizon are investing billions in fiber-optic networks to give consumers new choices in broadband and in TV services formerly offered by only cable and satellite TV companies. The proposed deal with MCI will allow Verizon to compete in the business communications arena and offer consumer services that MCI could not, such as a one-bill solution including wireless service from Verizon Wireless.

The bottom line is that the consumers have many communications choices, the large business market needs a strong competitor, and the Verizon purchase of MCI is a positive and logical response to the new reality of the telecommunications industry.

TIM McCALLION

Verizon

Pacific region president

Thousand Oaks,Ventura

County

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.